

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2018

Via E-mail
Robert D. Moore
President and Chief Executive Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

      Re: **Foresight Energy LP**
               Registration Statement on Form S-3
               Filed February 12, 2018
               File No. 333-222975

Dear Mr. Moore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

               Sincerely,

               /s/ James Lopez (for)

               John Reynolds
               Assistant Director
               Office of Beverages, Apparel and Mining

cc: E. Ramey Layne, Esq.
    Vinson & Elkins L.L.P.